Exhibit 99.(n)

VENERABLE VARIABLE INSURANCE TRUST

RULE 18f-3 MULTIPLE CLASS PLAN

This Multiple Class Plan (the “Plan”) is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “1940 Act”) to govern the terms and conditions under which the series of Venerable Variable Insurance Trust (the “Trust”) may issue separate classes of shares of beneficial interest.

1.   Features of Share Classes. Each series of the Trust (each a “Fund”) may issue Class V shares and Class I shares. Each share of a Fund represents an equal pro rata interest in the Fund and has identical terms and conditions, except that:

(i)	each class will have a different class name (or other designation) that identifies the class as separate from any other class;

(ii)	each class separately will bear any fee payable in connection with a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (a “Distribution Plan”), and separately bear any other service fees payable under any applicable service agreement entered into with respect to that class that are not contemplated by or within the scope of the Distribution Plan;

(iii)	in addition to the fees described in (ii) above that a class must bear separately, each class may bear, consistent with the 1940 Act and applicable rulings and other published statements of position by the Internal Revenue Service, the expenses of the Fund’s operations that are directly attributable to such class; and

(iv)	shareholders of each class will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to such class (such as a Distribution Plan or service agreement relating to such class) and will have separate voting rights on any matter submitted to shareholders in which the interests of that class differ from the interests of any other class.

The features of Class V and Class I are identical except that Class V shares are subject to a Rule 12b-1 fee payable pursuant to a Distribution Plan. Neither class is subject to a sales charge nor has exchange privileges or conversion rights.

2.   Allocation of Income, Gains, and Losses, and Other Expenses. Other than class-specific expenses described above, each class of a Fund shall proportionately bear all other expenses incurred by the Fund based on the relative net assets attributable to each such class. Similarly, each Fund shall allocate income and realized and unrealized capital gains and losses to a class based on the net assets of each class relative to the net assets of the Fund.

3.   Waiver and/or Reimbursement of Fees and Expenses. A Fund’s investment adviser, principal underwriter, or any other provider of services to the Fund may waive fees payable by, or reimburse the expenses of, a Fund or a class.

4.   Effectiveness and Amendments. This Plan, and any material amendment to this Plan, shall not take effect until it has been approved by a majority of the Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), based on a finding that the Plan, as initially proposed or as proposed to be amended, is in the best interests of each class individually and the Fund as a whole. In addition, while this Plan is in effect, the Board of Trustees of the Trust must satisfy the applicable fund governance standards set forth and defined in the 1940 Act.

Adopted at a meeting held April 2 – 3, 2024

2